FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending November 13, 2002

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




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SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                            GlaxoSmithKline plc
                                                                   (Registrant)

Date: November 13, 2002                                   By: LORRAINE DAY
                                                             ------------------
                                                             Lorraine Day
                                                Authorised Signatory for and on
                                                  behalf of GlaxoSmithKline plc

30 October 2002

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20th May 2002, it purchased for cancellation 820,000 of its Ordinary 25 pence shares on 30th October 2002 at a price of 1213.53 pence per share.